Filed pursuant to Rule 424(b)(3)

Registration No. 333-237993

IMPORTANT NOTICE

ProShares Ultra Bloomberg Crude Oil (UCO)

ProShares UltraShort Bloomberg Crude Oil (SCO)

(each, an “Oil Fund”, and together, the “Oil Funds”)

Supplement dated September 10, 2020

to each Oil Fund’s Prospectus and Disclosure Document Dated September 10, 2020

The Securities and Exchange Commission recently approved a listing rule change that allows each of ProShares Ultra Bloomberg Crude Oil and ProShares UltraShort Bloomberg Crude Oil (the “Oil Funds”) to change its benchmark from the Bloomberg WTI Crude Oil SubindexSM (the “Current Benchmark”) to the Bloomberg Commodity Balanced WTI Crude Oil IndexSM (the “New Benchmark”). After the market closes on Wednesday, September 16, 2020, each Oil Fund will change its benchmark from the Current Benchmark to the New Benchmark and the investment objective of each Oil Fund will be to seek daily investment results, before fees and expenses, that correspond to two times (2x) or two times the inverse (-2x), as applicable, of the daily performance of the New Benchmark.

Currently, each Oil Fund has approximately 2/3 of its portfolio exposed to the December 2020 WTI crude oil futures contract, and approximately 1/3 of its portfolio exposed to the June 2021 WTI crude oil futures contract. The New Benchmark currently is exposed approximately 1/3 to the December 2020 WTI crude oil futures contract, approximately 1/3 to the June 2021 WTI crude oil futures contract, and approximately 1/3 to the December 2021 WTI crude oil futures contract.

Each Fund intends to have exposure to the WTI crude oil futures contracts included in the New Benchmark in a manner designed to achieve its respective investment objective by the beginning of business on Thursday, September 17, 2020. To do this, each Oil Fund intends to transition half of its current exposure to the December 2020 WTI crude oil futures contract into exposure to the December 2021 WTI crude oil futures contract at the close of business on Wednesday, September 16, 2020. As a result of this transition, each Oil Fund expects to have approximately 1/3 of its portfolio exposed to the December 2020 WTI crude oil futures contract, approximately 1/3 of its portfolio exposed to the June 2021 WTI crude oil futures contract, and approximately 1/3 of its portfolio exposed to the December 2021 WTI crude oil futures contract at the close of business on Wednesday, September 16, 2020.

If the Oil Funds are not able to transition their exposure on Wednesday, September 16, 2020, or change their benchmark from the Current Benchmark to the New Benchmark as described above, they intend to do so as soon as practicable thereafter.

Description of the New Benchmark.

The New Benchmark aims to track the performance of three separate contract schedules for WTI Crude Oil futures traded on NYMEX. The contract schedules are equally-weighted in the New Benchmark (1/3 each) at each semi-annual reset in March and September. At each reset date, one-third of the New Benchmark is designated to follow a monthly roll schedule. Each month this portion of the New Benchmark rolls from the current futures contract (called “Lead” by Bloomberg, and which expires one month out) into the following month’s contract (called “Next” by Bloomberg and which expires two months out). The second portion of the New Benchmark is always designated to be in a June contract, and follows an annual roll schedule in March of each year in which the June contract expiring in the current year is rolled into the June contract expiring the following year. The remaining portion is always designated to be in a December contract, and follows an annual roll schedule in September of each year in which the December contract expiring in the current year is rolled into the December contract expiring the following year. The weighting (i.e., percentage) of each of the three contract schedules included in the New Benchmark fluctuates above or below one-third between the semi-annual reset dates due to changing futures prices and the impact of rolling the futures positions. As a result, the weighting of each contract in the New Benchmark will “drift” away from equal weighting. The New Benchmark reflects the cost of rolling the futures contracts included in the New Benchmark, without regard to income earned on cash positions. The New Benchmark is not linked to the “spot” price of WTI crude oil.

The methodology for determining the composition of the New Benchmark and for calculating its level may be changed at any time by Bloomberg without notice. The daily performance of the New Benchmark is published by Bloomberg Finance L.P. and is available under the Bloomberg ticker symbol: BCBCLI Index.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

NEITHER THE TRUST NOR ANY FUND IS A MUTUAL FUND OR ANY OTHER TYPE OF INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND NEITHER IS SUBJECT TO REGULATION THEREUNDER.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Please retain this supplement for future reference.